[LETTERHEAD OF HOLME ROBERTS & OWEN LLP]

July 30, 2010

Ms. Alexandra Ledbetter

U.S. Securities and Exchange Commission

100 F Street NE, Stop 4628

Washington, DC  20549-4628

Re:                               Intrepid Potash, Inc.

Form 10-K for the Fiscal year Ended December 31, 2009

Filed March 1, 2010

Schedule 14A Filed March 26, 2010

File No. 1-34025

Dear Ms. Ledbetter:

I am writing to confirm your conversation of July 29, 2010, with Geoffrey T. Williams, Jr., Corporate Counsel and Secretary for Intrepid Potash, Inc. (the “Company”), concerning the schedule for responding to comments raised by the U.S. Securities and Exchange Commission (the “Staff”) in its letter to the Company, dated July 22, 2010, (the “Comment Letter”), with respect to the above referenced public reports on Form 10-K and Schedule 14A.

As certain of the Staff’s comments require management to obtain detailed accounting records and information and in accordance with your conversation with Mr. Williams, the Company likely will not be able to respond to the Comment Letter until the week of August 16, 2010.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 866-0245 or Jennifer D’Alessandro of this firm at (303) 866-0635, or Mr. Williams at (303) 996-3764.

Very truly yours,

/s/ W. Dean Salter

W. Dean Salter

WDS/sjd

cc: Geoffrey T. Williams, Jr.